Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Twelve Months Ended December 31, 2019

HAMILTON, Bermuda, Feb. 11, 2020 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three and twelve months ended December 31, 2019.

Highlights and Recent Activity

  Reported net income of $1.9 million for the three months ended December 31, 2019, or $0.06 earnings per basic and diluted share, as compared to a net loss of $17.0 million, or $0.51 loss per basic and diluted share, for the three months ended December 31, 2018. Net income for the three months ended December 31, 2019 includes a write-off of $0.5 million of deferred finance fees related to refinancing. Net loss for the three months ended December 31, 2018 includes a write-off of $1.9 million of deferred finance fees related to sale and leaseback transactions and the held for sale loss on the Ardmore Seatrader of $6.4 million. The Company reported EBITDA (see Non-GAAP Measures section) of $17.8 million for the three months ended December 31, 2019, as compared to $1.5 million for the three months ended December 31, 2018.
  Reported Adjusted earnings (see Non–GAAP Measures section) of $2.5 million for the three months ended December 31, 2019, or $0.08 Adjusted earnings per basic and diluted share, as compared to Adjusted loss of $8.8 million, or $0.26 Adjusted loss per basic and diluted share, for the three months ended December 31, 2018. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $17.8 million for the three months ended December 31, 2019, as compared to $7.8 million for the three months ended December 31, 2018.
  Reported net loss of $22.9 million for the twelve months ended December 31, 2019, or $0.69 loss per basic and diluted share, as compared to a net loss of $42.9 million, or $1.31 loss per basic and diluted share, for the twelve months ended December 31, 2018. Net loss for the twelve months ended December 31, 2019 includes a write-off of $0.5 million of deferred finance fees related to refinancing and the loss on the sales of the Ardmore Seamaster and Ardmore Seafarer of $13.2 million. Net loss for the twelve months ended December 31, 2018 includes a write-off of $2.3 million of deferred finance fees due to sale and leaseback transactions and the held for sale loss on the Ardmore Seatrader of $6.4 million. The Company reported EBITDA (see Non-GAAP Measures section) of $40.1 million for the twelve months ended December 31, 2019, as compared to $22.8 million for the twelve months ended December 31, 2018.
  Reported Adjusted loss (see Non–GAAP Measures section) of $9.2 million for the twelve months ended December 31, 2019, or $0.28 Adjusted loss per basic and diluted share, as compared to Adjusted loss of $34.3 million, or $1.04 Adjusted loss per basic and diluted share, for the twelve months ended December 31, 2018. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $53.3 million for the twelve months ended December 31, 2019, as compared to $29.2 million for the twelve months ended December 31, 2018.
  MR tankers earned an average TCE rate of $17,725 per day for the three months ended December 31, 2019, and $15,382 per day for the twelve months ended December 31, 2019. Chemical tankers earned an average TCE rate of $14,284 per day for the three months ended December 31, 2019, and $12,420 per day for the twelve months ended December 31, 2019.
  Completed a refinancing of 12 vessels on improved terms, extending maturities until the end of 2024 and resulting in a cash release, after prepayment of debt and fees, to the Company of $15.9 million.
  Declared a cash dividend of $0.05 per common share for the quarter ended December 31, 2019, based on the Company's policy of paying out 60% of earnings from continuing operations as defined in Ardmore's dividend policy. The dividend will be paid on February 28, 2020 to all shareholders of record on February 21, 2020.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"The product tanker market has performed very well over the past few months with rates rising to levels not seen since 2015, as a consequence of IMO 2020 demand and winter market conditions, and underpinned by strong product tanker supply-demand fundamentals. Ardmore has returned to profitability in the fourth quarter, reporting Adjusted earnings of $2.5 million; the strong charter market has continued to drive rates up into the first quarter of 2020, with our performance now close to $20,000/day for our MR tankers and $19,600/day for chemical tankers with 55% and 65% fixed, respectively.

The coronavirus outbreak, of course, is a very troubling development, and as of last week is beginning to be felt in product tanker rates particularly in the Far East, but the extent and duration of the impact is not yet known. While the decline in China oil demand is reported to be significant, there are offsetting factors to consider for product tankers, including price arbitrage and volatility increasing oil trading activity, and lower bunker prices resulting in reduced voyage costs. On a human level, the situation is very worrying, and we are not alone in hoping that the virus can be contained and further illness minimized; on a business level, once the scare period is over, we expect to see a rebound in product tanker rates to levels merited by the very strong underlying fundamentals."

Summary of Recent and Fourth Quarter 2019 Events

Fleet

Fleet Operations and Employment

As at December 31, 2019, the Company had 25 vessels in operation, including 19 Eco MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and four Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the fourth quarter of 2019, the Company had 19 Eco MR tankers trading in the spot market. The Eco MR tankers earned an average TCE rate of $17,725 per day in the fourth quarter of 2019. The Company's 15 Eco-Design MR tankers earned an average TCE rate of $18,149 per day in the fourth quarter of 2019, and the Company's four Eco-Mod MR tankers earned an average TCE rate of $16,133 per day.

In the first quarter of 2020, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market. As of February 10, 2020, the Company had fixed approximately 55% of its total MR spot revenue days for the first quarter of 2020 at an average TCE rate of approximately $19,800 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the fourth quarter of 2019, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the fourth quarter of 2019, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $14,284 per day.

In the first quarter of 2020, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of February 10, 2020, the Company had fixed approximately 65% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the first quarter of 2020 at an average TCE rate of approximately $19,600 per day.

Financing

On December 16, 2019, the Company completed two previously announced new credit facilities for $201.5 million in the aggregate. The Company subsequently borrowed available amounts under the facilities and used the proceeds to refinance 12 vessels. The first facility includes a $100 million term loan and a $40 million revolving component. The Company used the proceeds from this facility to refinance eight ships. The second facility is a $61.5 million term loan and the Company used the proceeds to refinance four ships. These refinancings released to the Company a total of $15.9 million of cash after prepayment of debt and fees, extended debt maturity dates to the end of 2024, lowered the Company's cost of debt, and increased the Company's financial flexibility. The covenants and other conditions of the facilities are consistent with those of the Company's other existing debt facilities.

Drydocking

The Company had 15 drydock days, including repositioning days, in the fourth quarter of 2019, in respect of one drydocking. Ardmore expects it will have 70 drydock days, including repositioning days, in the first quarter of 2020, in respect of three drydockings.

Dividend

On February 11, 2020, Ardmore's Board of Directors declared a cash dividend of $0.05 per share for the quarter ended December 31, 2019, based on the Company's policy of paying out dividends equal to 60% of earnings from continuing operations. For purposes of the Company's policy of paying out dividends, earnings from continuing operations is defined as earnings per share reported under U.S. GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items. The calculation of earnings from continuing operations for the three months ended December 31, 2019 includes an adjustment of earnings per share reported under U.S. GAAP for the write-off of $0.5 million, or $0.02 per share, of deferred finance fees related to refinancing. The dividend is payable on February 28, 2020 to all shareholders of record on February 21, 2020.

Board of Directors

Director Dr. Peter Swift, in line with the Company's director retirement policy, is retiring from the board of directors and as a member of the board's compensation committee, at the Company's 2020 annual general meeting, which is expected to be held in May 2020. The Company's retirement policy provides that directors will retire upon reaching 75 years of age. Dr. Swift's career spans more than 50 years in the maritime industry, and he is presently serving on numerous international non-profit and charitable directorships, and he has served as a director of the Company since its initial public offering in July 2013. The Company has benefited greatly from Dr. Swift's skills and expertise over the past six years, and the board of directors expresses its sincere thanks to him for his service to the Company and wishes him well in his retirement.

Results for the Three Months Ended December 31, 2019 and 2018

The Company reported net income of $1.9 million for the three months ended December 31, 2019, or $0.06 earnings per basic and diluted share, as compared to a net loss of $17.0 million, or $0.51 loss per basic and diluted share, for the three months ended December 31, 2018. Net income for the three months ended December 31, 2019 includes a write-off of $0.5 million of deferred finance fees related to refinancing. Net loss for the three months ended December 31, 2018 includes a write-off of $1.9 million of deferred finance fees related to sale and leaseback transactions and the held for sale loss on the Ardmore Seatrader of $6.4 million. The Company reported EBITDA (see Non-GAAP Measures section) of $17.8 million for the three months ended December 31, 2019, as compared to $1.5 million for the three months ended December 31, 2018.

The Company reported Adjusted earnings (see Non–GAAP Measures section) of $2.5 million for the three months ended December 31, 2019, or $0.08 Adjusted earnings per basic and diluted share, as compared to an Adjusted loss of $8.8 million, or $0.26 Adjusted loss per basic and diluted share, for the three months ended December 31, 2018. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $17.8 million for the three months ended December 31, 2019, as compared to $7.8 million for the three months ended December 31, 2018.

Results for the Twelve Months Ended December 31, 2019 and 2018

The Company reported a net loss of $22.9 million for the twelve months ended December 31, 2019, or $0.69 loss per basic and diluted share, as compared to a net loss of $42.9 million, or $1.31 loss per basic and diluted share, for the twelve months ended December 31, 2018. Net loss for the twelve months ended December 31, 2019 includes a write-off of $0.5 million of deferred finance fees related to refinancing and the loss on the sales of the Ardmore Seamaster and Ardmore Seafarer of $13.2 million. Net loss for the twelve months ended December 31, 2018 includes a write-off of $2.3 million of deferred finance fees due to sale and leaseback transactions and the held for sale loss on the Ardmore Seatrader of $6.4 million. The Company reported EBITDA (see Non-GAAP Measures section) of $40.1 million for the twelve months ended December 31, 2019, as compared to $22.8 million for the twelve months ended December 31, 2018.

The Company reported Adjusted loss (see Non–GAAP Measures section) of $9.2 million for the twelve months ended December 31, 2019, or $0.28 Adjusted loss per basic and diluted share, as compared to Adjusted loss of $34.3 million, or $1.04 Adjusted loss per basic and diluted share, for the twelve months ended December 31, 2018. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $53.3 million for the twelve months ended December 31, 2019, as compared to $29.2 million for the twelve months ended December 31, 2018.

Management's Discussion and Analysis of Financial Results for the Three Months Ended December 31, 2019 and 2018

Revenue. Revenue for the three months ended December 31, 2019 was $60.7 million, an increase of $2.3 million from $58.4 million for the three months ended December 31, 2018.

The Company's average number of owned vessels decreased to 25.0 for the three months ended December 31, 2019, from 28.0 for the three months ended December 31, 2018, resulting in revenue days of 2,280 for the three months ended December 31, 2019, as compared to 2,533 for the three months ended December 31, 2018. The Company had 25 and 28 vessels employed directly in the spot market as at December 31, 2019 and 2018, respectively. The decrease in revenue days resulted in a decrease in revenue of $5.9 million, while changes in spot rates resulted in an increase in revenue of $8.2 million for the three months ended December 31, 2019.

Voyage Expenses. Voyage expenses were $22.6 million for the three months ended December 31, 2019, a decrease of $7.5 million from $30.1 million for the three months ended December 31, 2018. Voyage expenses decreased primarily due to the decrease in the average number of owned vessels to 25.0 for the three months ended December 31, 2019, compared to 28.0 for the three months ended December 31, 2018.

TCE Rate. The average TCE rate for the Company's fleet was $16,899 per day for the three months ended December 31, 2019, an increase of $4,810 per day from $12,089 per day for the three months ended December 31, 2018. The increase in average TCE rate was the result of higher spot rates and lower voyage expenses for the three months ended December 31, 2019. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $16.0 million for the three months ended December 31, 2019, a decrease of $1.4 million from $17.4 million for the three months ended December 31, 2018. This decrease is due to a decrease in the average number of vessels in operation for the three months ended December 31, 2019, and the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,707 per vessel for the three months ended December 31, 2019, as compared to $6,544 per vessel for the three months ended December 31, 2018.

Depreciation. Depreciation expense for the three months ended December 31, 2019 was $8.0 million, a decrease of $0.8 million from $8.8 million for the three months ended December 31, 2018. This decrease is primarily due to a decrease in the average number of owned vessels for the three months ended December 31, 2019.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended December 31, 2019 was $1.4 million, an increase of $0.4 million from $1.0 million for the three months ended December 31, 2018. The increase is primarily due to an increased number of drydockings as the Company's fleet ages. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended December 31, 2019 were $3.6 million, an increase of $1.1 million from $2.5 million for the three months ended December 31, 2018. The increase is primarily due to the issuance of stock appreciation rights and restricted stock units in the first, second and fourth quarters of 2019.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to the Company's chartering and commercial operations departments in connection with the Company's spot trading activities. Commercial and chartering expenses for the three months ended December 31, 2019 were $0.7 million, an increase of $0.1 million from $0.6 million for the three months ended December 31, 2018.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended December 31, 2019 were $6.7 million, a decrease of $2.0 million from $8.7 million for the three months ended December 31, 2018. Cash interest expense decreased by $0.6 million to $5.7 million for the three months ended December 31, 2019, from $6.3 million for the three months ended December 31, 2018. The decrease in interest expense and finance costs is primarily due to a decreased average LIBOR during the three months ended December 31, 2019, compared to the three months ended December 31, 2018. Amortization of deferred finance fees for the three months ended December 31, 2019 was $1.0 million, a decrease of $1.4 million from $2.4 million for the three months ended December 31, 2018. Included in the $1.0 million amount for the three months ended December 31, 2019, is a write-off of $0.5 million of deferred finance fees in relation to refinancings during such period. Included in the $2.4 million amount for the three months ended December 31, 2018, is a write-off of $1.9 million of deferred finance fees in relation to sale and leaseback transactions during such period.

Liquidity

As at December 31, 2019, the Company had $51.7 million (December 31, 2018: $56.9 million) available in cash and cash equivalents, with an additional $11.0 million available under undrawn revolving credit facilities. The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

As at
	Dec 31, 2019	Dec 31, 2018
Debt	$ 207,283,013	$ 228,354,248
Finance leases	$ 215,679,694	$ 241,476,098
Operating leases	$ 1,471,753	$ 1,968,654
Total	$ 424,434,460	$ 471,799,000

Conference Call

The Company plans to have a conference call on Tuesday, February 11, 2020 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended December 31, 2019. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through February 18, 2020 at 877-344-7529 or 412-317-0088. Enter the passcode 10139178 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product ("CPP") and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)
	As at
ASSETS	Dec 31, 2019	Dec 31, 2018
Current assets
Cash and cash equivalents	51,723,107	56,903,038
Receivables, net of a provision of $0.6 million (2018: $0.5 million)	30,083,358	27,460,132
Prepayments	1,858,398	1,291,399
Advances and deposits	4,114,065	2,132,804
Other receivables	81,632	786,084
Inventories	10,158,735	12,812,039
Vessel held for sale	-	8,083,405
Total current assets	98,019,295	109,468,901

Non-current assets
Vessels and vessel equipment, net	660,823,330	721,492,473
Deferred drydock expenditures, net	7,668,711	7,127,364
Ballast water treatment systems in progress	384,408	528,774
Other non-current assets, net	917,222	1,093,131
Amount receivable in respect of finance leases	2,880,000	2,880,000
Operating lease, right of use asset	1,745,464	2,169,158
Total non-current assets	674,419,135	735,290,900

TOTAL ASSETS	772,438,430	844,759,801

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	4,403,486	8,412,737
Accrued expenses	16,664,533	16,231,271
Accrued interest on debt and finance leases	880,183	1,732,859
Current portion of long-term debt	20,216,171	22,834,543
Current portion of finance lease obligations	17,975,322	25,849,200
Current portion of operating lease obligations	289,231	477,147
Total current liabilities	60,428,926	75,537,757

Non-current liabilities
Non-current portion of long-term debt	187,066,842	205,519,705
Non-current portion of finance lease obligations	197,704,372	215,626,898
Non-current portion of operating lease obligations	1,182,522	1,491,507
Total non-current liabilities	385,953,736	422,638,110

Equity
Share capital	350,192	350,192
Additional paid in capital	416,841,494	414,508,403
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(75,787,009)	(52,925,752)
Total equity	326,055,768	346,583,934

TOTAL LIABILITIES AND EQUITY	772,438,430	844,759,801

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)
	Three months ended		Twelve months ended
	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018

Revenue	60,685,029	58,421,019	230,042,240	210,179,181

Voyage expenses	(22,606,473)	(30,093,524)	(96,056,391)	(98,142,454)
Vessel operating expenses	(15,971,685)	(17,350,485)	(62,546,606)	(67,017,632)
Depreciation	(8,032,954)	(8,794,828)	(32,322,695)	(35,137,880)
Amortization of deferred drydock expenditures	(1,359,418)	(1,042,200)	(4,803,069)	(3,637,276)
General and administrative expenses
Corporate	(3,561,327)	(2,527,729)	(14,951,996)	(12,626,373)
Commercial and chartering	(700,846)	(639,524)	(3,194,218)	(3,233,888)
Loss on vessel held for sale	-	(6,360,813)	-	(6,360,813)
Loss on sale of vessels	-	-	(13,162,192)	-
Interest expense and finance costs	(6,651,968)	(8,745,760)	(26,759,754)	(27,405,608)
Interest income	159,979	194,916	952,190	606,665

Income / (loss) before taxes	1,960,337	(16,938,928)	(22,802,491)	(42,776,078)

Income tax	(12,092)	(25,000)	(58,766)	(162,923)

Net income / (loss)	1,948,245	(16,963,928)	(22,861,257)	(42,939,001)

Earnings / (loss) per share, basic and diluted	0.06	(0.51)	(0.69)	(1.31)

ADJUSTED EARNINGS / (LOSS) (1)

Adjusted earnings / (loss)	2,485,146	(8,750,557)	(9,162,164)	(34,310,733)

Adjusted earnings / (loss) per share	0.08	(0.26)	(0.28)	(1.04)

Weighted average number of shares outstanding	33,097,831	33,097,831	33,097,831	32,837,866

(1)

Adjusted earnings / (loss) is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section. Adjusted earnings / (loss) has been calculated in accordance with earnings from continuing operations as defined in Ardmore's dividend policy.

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)
	Twelve months ended
	Dec 31, 2019	Dec 31, 2018
OPERATING ACTIVITIES
Net loss	(22,861,257)	(42,939,001)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	32,322,695	35,137,880
Amortization of deferred drydock expenditures	4,803,069	3,637,276
Share-based compensation	2,333,091	1,636,547
Loss on vessel held for sale	-	6,360,813
Loss on sale of vessels	13,162,192	-
Amortization of deferred finance fees	2,560,180	4,668,077
Foreign exchange on operating leases	(73,207)	(200,504)
Adoption of accounting standard	-	(418,822)
Deferred drydock expenditures	(5,387,875)	(6,599,085)
Changes in operating assets and liabilities:
Receivables	(2,623,226)	(195,329)
Working capital advances	-	3,100,000
Prepayments	(566,999)	121,476
Advances and deposits	(1,981,261)	882,968
Other receivables	704,452	(786,084)
Inventories	2,653,304	(3,179,793)
Accounts payable	(3,876,653)	3,572,784
Accrued expenses	155,431	4,432,291
Accrued interest on debt and finance leases	(852,676)	194,883
Net cash provided by operating activities	20,471,260	9,426,377

INVESTING ACTIVITIES
Proceeds from sale of vessels	26,557,707	-
Payments for acquisition of vessels and vessel equipment	(2,599,827)	(16,824,102)
Ballast water treatment systems in progress	114,235	(528,774)
Payments for other non-current assets	(177,950)	(204,003)
Net cash provided by / (used in) investing activities	23,894,165	(17,556,879)

FINANCING ACTIVITIES
Proceeds from long-term debt	201,462,500	3,902,122
Repayments of long-term debt	(222,198,713)	(184,306,269)
Proceeds from finance leases	-	209,725,500
Repayments of finance leases	(26,510,556)	(7,336,520)
Payments for deferred finance fees	(2,298,587)	(3,740,150)
Net proceeds from equity offering	-	7,331,450
Net cash (used in) / provided by financing activities	(49,545,356)	25,576,133

Net (decrease) / increase in cash and cash equivalents	(5,179,931)	17,445,631

Cash and cash equivalents at the beginning of the year	56,903,038	39,457,407

Cash and cash equivalents at the end of the year	51,723,107	56,903,038

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)
	Three months ended		Twelve months ended
	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018

ADJUSTED EBITDA (1)	17,844,698	7,809,757	53,293,029	29,158,834

AVERAGE DAILY DATA PER VESSEL

MR Tankers Spot (2)	17,725	12,475	15,382	11,564

Fleet TCE per day (2)	16,899	12,089	14,686	11,529

Fleet operating expenses per day (3)	6,244	6,147	6,112	6,042
Technical management fees per day (4)	463	397	450	414
	6,707	6,544	6,562	6,456

MR Tankers Eco-Design
TCE per day (2)	18,149	12,894	15,781	11,406
Vessel operating expenses per day (5)	6,795	6,329	6,560	6,469

MR Tankers Eco-Mod
TCE per day (2)	16,133	11,471	14,062	11,916
Vessel operating expenses per day (5)	6,813	6,932	6,636	6,519

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	14,284	10,779	12,420	11,406
Vessel operating expenses per day (5)	6,498	6,603	6,409	6,352

FLEET
Average number of owned operating vessels	25.0	28.0	25.6	28.0

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs, and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation Fleet Details at December 31, 2019 (Expressed in U.S. dollars, unless otherwise stated)
										Resale
Vessel	IMO	Built	Country	DWT	Cargo	Engine Type	Cargo	Inerting	Eco	Newbuilding	Depreciated
					Capacity (m3)		Segregations	System	Specification	Price (1)	Replacement
										Dec 31, 2019	Value (2)
Seavaliant	IMO2/3	Feb-13	S. Korea	49,998	53,361	6S50 ME-C8.2	6	IG Plant	Eco-Design	$40.00	$29.93
Seaventure	IMO2/3	Jun-13	S. Korea	49,998	53,375	6S50 ME-C8.2	6	IG Plant	Eco-Design	$40.00	$30.34
Seavantage	IMO2/3	Jan-14	S. Korea	49,997	53,288	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$31.24
Seavanguard	IMO2/3	Feb-14	S. Korea	49,998	53,287	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$31.35
Sealion	IMO2/3	May-15	S. Korea	49,999	52,928	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$33.23
Seafox	IMO2/3	Jun-15	S. Korea	49,999	52,930	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$33.35
Seawolf	IMO2/3	Aug-15	S. Korea	49,999	52,931	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$33.55
Seahawk	IMO2/3	Nov-15	S. Korea	49,999	52,931	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$33.87
Endeavour	IMO2/3	Jul-13	S. Korea	49,997	53,637	6S50 ME-C8.2	6	IG Plant	Eco-Design	$40.00	$30.51
Enterprise	IMO2/3	Sep-13	S. Korea	49,453	52,774	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$30.74
Endurance	IMO2/3	Dec-13	S. Korea	49,466	52,770	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$31.09
Encounter	IMO2/3	Jan-14	S. Korea	49,494	52,776	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$31.17
Explorer	IMO2/3	Jan-14	S. Korea	49,478	52,775	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$31.26
Exporter	IMO2/3	Feb-14	S. Korea	49,466	52,770	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$31.37
Engineer	IMO2/3	Mar-14	S. Korea	49,420	52,789	6S50 ME-B9.2	6	IG Plant	Eco-Design	$40.00	$31.48
Seamariner	IMO3	Oct-06	Japan	45,726	52,280	6S50MC-6.1	3	Flue Gas	Eco-Mod	$40.00	$20.33
Sealeader	IMO3	Jun-08	Japan	47,451	52,527	6S50MC-6.1	3	Flue Gas	Eco-Mod	$40.00	$22.72
Sealifter	IMO3	Aug-08	Japan	47,463	52,534	6S50MC-6.1	3	Flue Gas	Eco-Mod	$40.00	$23.02
Sealancer	IMO3	Jul-08	Japan	47,472	52,467	6S50MC-6.1	3	Flue Gas	Eco-Mod	$40.00	$22.84
Dauntless	IMO2	Feb-15	S. Korea	37,764	41,620	6S50 ME-B9.2	14	Nitrogen	Eco-Design	$38.00	$31.11
Defender	IMO2	Feb-15	S. Korea	37,791	41,620	6S50 ME-B9.2	14	Nitrogen	Eco-Design	$38.00	$31.15
Cherokee	IMO2	Jan-15	Japan	25,215	28,475	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$34.00	$27.60
Cheyenne	IMO2	Mar-15	Japan	25,217	28,490	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$34.00	$27.88
Chinook	IMO2	Jul-15	Japan	25,217	28,483	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$34.00	$28.28
Chippewa	IMO2	Nov-15	Japan	25,217	28,493	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$34.00	$28.65
											$738.06

								Cash / Debt / Working Capital / Other Assets			($350.64)
								Total Asset Value (Assets) (5)			$387.42
								DRV / Share (3)(5)			$11.71

								Ardmore Commercial Management (4)			$26.70
								Total Asset Value (Assets & Commercial Mgt.) (5)			$414.11
								DRV / Share (3)(5)			$12.51

1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at December 31, 2019.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.	DRV / Share calculated using 33,097,831 shares outstanding as at December 31, 2019.
4.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

5.

Depreciated Asset Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

CO2 Emissions Reporting (1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible.

Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Effective July 1, 2019, the Company commenced reporting of carbon emissions data for its fleet. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in January 2019.

	Three months ended				Twelve months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	December 31, 2019

Number of Vessels in Operation (at period end)	26	25	25	25	25
Fleet Average Age	6.0	5.9	6.2	6.4	6.4
CO2 Emissions Generated in Metric Tonnes	96,819	112,346	115,169	98,650	422,984

Annual Efficiency Ratio (AER) for the period (2)
Fleet	6.59g / tm	6.08g / tm	6.24g / tm	6.46g / tm	6.41g / tm
MR Eco-Design	6.81g / tm	5.71g / tm	5.72g / tm	6.20g / tm	6.11g / tm
MR Eco-Mod	6.08g / tm	6.18g / tm	6.90g / tm	6.05g / tm	6.30g / tm
Chemical	8.31g / tm	7.72g / tm	8.46g / tm	8.08g / tm	8.14g / tm

Energy Efficiency Operational Indicator (EEOI) for the period (3)
Fleet	13.79g / ctm	12.10g / ctm	12.57g / ctm	12.92g / ctm	12.84g / ctm
MR Eco-Design	14.12g / ctm	11.33g / ctm	11.37g / ctm	13.33g / ctm	12.54g / ctm
MR Eco-Mod	13.49g / ctm	13.24g / ctm	12.24g / ctm	12.96g / ctm	12.98g / ctm
Chemical	12.34g / ctm	14.00g / ctm	16.48g / ctm	11.84g / ctm	13.66g / ctm

tm = tonne-mile
ctm = cargo tonne-mile

It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations in methodology(4) and consequently it is not always practical to directly compare emissions from different companies.

The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

[1]

Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers. Management assesses such data and may adjust and restate the data to reflect latest information, as such fleet AER for period ended September 30, 2019 has been updated

[2]

Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("DWT"). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles

[3]

Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring the CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684

[4]	Some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile

Non-GAAP Measures

This press release describes EBITDA, Adjusted EBITDA and Adjusted earnings / (loss), which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings / (loss) excludes certain items from net income / (loss), including gain or loss on sale of vessels and write-off of deferred finance fees, because they are considered to be not representative of its operating performance and such items are excluded from Ardmore's dividend payout calculation.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net income / (loss) to EBITDA and Adjusted EBITDA
	Three months ended		Twelve months ended
	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018

Net income / (loss)	1,948,245	(16,963,928)	(22,861,257)	(42,939,001)
Interest income	(159,979)	(194,916)	(952,190)	(606,665)
Interest expense and finance costs	6,651,968	8,745,760	26,759,754	27,405,608
Income tax	12,092	25,000	58,766	162,923
Depreciation	8,032,954	8,794,828	32,322,695	35,137,880
Amortization of deferred drydock expenditures	1,359,418	1,042,200	4,803,069	3,637,276
EBITDA	17,844,698	1,448,944	40,130,837	22,798,021
Loss on vessel held for sale	-	6,360,813	-	6,360,813
Loss on sale of vessels	-	-	13,162,192	-
ADJUSTED EBITDA	17,844,698	7,809,757	53,293,029	29,158,834

Reconciliation of net income / (loss) to Adjusted earnings / (loss)
	Three months ended		Twelve months ended
	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018

Net income / (loss)	1,948,245	(16,963,928)	(22,861,257)	(42,939,001)
Loss on vessel held for sale	-	6,360,813	-	6,360,813
Loss on sale of vessels	-	-	13,162,192	-
Deferred finance fees write-off	536,901	1,852,558	536,901	2,267,455
Adjusted earnings / (loss) (1)	2,485,146	(8,750,557)	(9,162,164)	(34,310,733)

Adjusted earnings / (loss) per share	0.08	(0.26)	(0.28)	(1.04)
Weighted average number of shares	33,097,831	33,097,831	33,097,831	32,837,866

[1]	Adjusted earnings / (loss) has been calculated in accordance with earnings / (loss) from continuing operations as defined in Ardmore's dividend policy.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including expected tanker demand and scrapping levels and the sustainability of current market improvement; the effect on tanker demand of the IMO 2020 regulations, the winter season and sanctions, and the timing and duration of such effects; expected tanker market fleet growth; the Company's ability to benefit from tanker rate increases; expected global oil consumption and refinery capacity growth; the effects and expected duration of regulatory uncertainty on the global maritime industry regarding greenhouse gas emissions; the time it will take for new technologies addressing greenhouse gas emissions to emerge; expected employment of the Company's vessels during the first quarter of 2020; expected drydocking days in the first quarter of 2020; management's estimate of the value of the Company's commercial management and pooling business; the benefits of the Company's commitment to transparency regarding emissions; and expected continuation of refinement by the shipping industry of performance measures for emissions and efficiency. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: current expected spot rates compared with current and expected charter rates, the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company may not be able to charter vessels for all remaining revenue days during the first quarter of 2020 in the spot market or may choose to charter vessels on other employment; vessels breakdowns and instances of off-hire; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com